

Mail Stop 3233

November 2, 2017

<u>Via E-mail</u>
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
30 Maple Street,
Suite 2
Summit, NJ 07901

> **Re:** **ETF Managers Group Commodity Trust I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2017**
> **File No. 333-218453**

Dear Mr. Masucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2017 letter.

<u>General</u>

1. We note your response to comment 2 and are unable to locate the revised disclosure. Please revise your prospectus to specify that the initial Authorized Participant will be a statutory underwriter.

Exhibits

Exhibit 5.1

2.   We note that your legality opinion assumes that the shares will be specifically authorized for sale and resolution of the sole manager of the Sponsor acting on behalf of the trust and that the terms of the sale of the Units have been duly established in conformity with the Trust Agreement. Please note that the executed legal opinion may not be subject to any unacceptable assumptions or cover matters that appear to be essential to rendering the opinion given. As such, it appears that these assumptions are inappropriate. See Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove these assumptions or tell us why you believe they are appropriate.

        Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any questions.

                                                Sincerely,

                                                /s/ Sandra B. Hunter

                                                Sandra B. Hunter
                                                Staff Attorney
                                                Office of Real Estate and
                                                Commodities

cc: Eric D. Simanek, Esq.
        Sullivan & Worcester LLP
        Via E-mail